Exhibit 99.1

ProQR Announces Japanese Axiomer™ Patent Upheld Following Opposition Against Its Leading IP Estate for ADAR-mediated RNA Editing

LEIDEN, Netherlands & CAMBRIDGE, Mass., February 15, 2024 – ProQR Therapeutics N.V. (Nasdaq: PRQR) (ProQR), a company dedicated to changing lives through transformative RNA therapies, today announced it has successfully defended against an opposition filed in Japan against a patent directed to its ADAR-mediated RNA editing platform Axiomer™.

The opposition was filed in September 2023 with the Japanese Patent Office by a strawman against ProQR’s granted patent JP 7244922, which is related to the broad concept of using chemically modified oligonucleotides to target specific adenosines within target RNA using endogenous enzymes and is part of ProQR’s intellectual property estate surrounding its Axiomer™ ADAR-mediated RNA editing technology platform. The Japanese Patent Office rejected the strawman’s opposition and indicated that all claims were to be maintained as granted to ProQR.

“Our patents have been consistently upheld when challenged by multiple parties in various jurisdictions, further supporting the strength of our leading IP position in the field of RNA editing using oligonucleotides and endogenous ADAR,” said René Beukema, Chief Corporate Development Officer and General Counsel. “The decision by the Japanese Patent Office shows that our granted claims are considered novel, inventive, and the patent remains in force. We believe safeguarding our intellectual assets is pivotal to our long-term success and intend to continue to defend against challenges through our leading IP position.”

ProQR invented the use of endogenous ADAR in RNA editing in 2014 and filed a first patent application in that same year. Since then, ProQR has filed multiple additional patent applications on further improvements to form a leading patent estate that makes RNA editing with oligonucleotides that recruit endogenous ADAR proprietary to ProQR. Today ProQR has extensive patent protection related to its RNA editing platform, Axiomer™, including more than 13 published patent families, that currently comprise a total of 27 patents. Beyond this, ProQR has several unpublished patent applications and continuously invests in expanding its IP estate around ADAR-mediated RNA editing.

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer™ “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer™ EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our patent estate, including its anticipated strength and our continued investment in it, as well as the potential of our Axiomer RNA editing technology platform and product candidates. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted shortage and pressure on supply and logistics on the global market; our reliance on contract manufacturers or suppliers to supply materials for research and development and the risk of supply interruption or delays from suppliers or contract manufacturers; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Lilly; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; and general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

For ProQR Therapeutics N.V.

Investor contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or
Peter Kelleher
LifeSci Advisors
T: +1 617 430 7579
pkelleher@lifesciadvisors.com

Media contact:
Robert Stanislaro
FTI Consulting
T: +1 212 850 5657
robert.stanislaro@fticonsulting.com